Exhibit 99.1

UP Fintech Holding Limited Reports Unaudited Second Quarter 2020 Financial Results

BEIJING, China, August 18, 2020 — UP Fintech Holding Limited (NASDAQ: TIGR) (“UP Fintech” or the “Company”), a leading online brokerage firm focusing on global Chinese investors, today announced its unaudited financial results for the second quarter ended June 30, 2020.

“We are happy to report strong growth in the second quarter of 2020”, stated Mr. Wu Tianhua, CEO and Director of UP Fintech. “Total revenues were US$30.1 million, a 121.8% increase from the second quarter of 2019. Our platform is continuing to attract new users as we continue to invest in expanding its capabilities; the number of accounts with deposits increased by approximately 33,800 this quarter, the highest quarterly growth in our operating history, and total accounts with deposits increased 76.7% on a year over year basis. Clients continued to entrust us with more assets; total client account balance as of June 30, 2020, rose 132.9% year-over-year to US$8.3 billion.”

In addition to our core brokerage business, other business units also performed well. We saw good momentum in the U.S. and Singapore in terms of user acquisition, and we gradually started to use Marsco Investment Corporation to self-clear. In the second quarter, we participated in eight U.S. IPOs and were an underwriter for NetEase’s Hong Kong IPO, maintaining our leadership position as the top underwriter for China based issuers by deal count. Our ESOP management business also continues to grow rapidly. We added 16 new clients this quarter and now we can provide a comprehensive solution to handle clients whose plans span multiple regions and entities. We believe our excellent system and outstanding service capacity will continue to attract potential clients to choose us as a long-term ESOP partner.

The Company commenced its share repurchase program on April 1, 2020 and between that day and the end of August 17, 2020, the company repurchased 695,287 ADS for an approximate consideration of US$2.2 million.

Financial Highlights for Second Quarter 2020

•                      Total revenues increased 121.8% year-over-year to US$30.1 million.

•                      Total net revenues increased 124.6% year-over-year to US$28.2 million.

•                      Operating income increased to US$5.1 million from negative US$2.6 million in the same quarter of last year.

•                      Non-GAAP operating income increased to US$6.8 million from negative US$1.5 million in the same quarter of last year.

•                      Net income increased to US$2.6 million from negative US$2.0 million in the same quarter of last year.

•                      Net income attributable to UP Fintech increased to US$1.1 million from negative US$1.9 million in the same quarter of last year.

•                      Non-GAAP net income attributable to UP Fintech increased to US$2.8 million, from negative US$0.8 million in the same quarter of last year.

Operating Highlights for Second Quarter 2020

•                      Total account balance increased 132.9% year-over-year to US$8.3 billion.

•                      Total margin financing and securities lending balance increased 20.4% year-over-year to US$1,227.3 million.

•                      Total number of customers with deposits increased 76.7% year-over-year to 167.8 thousand.

Selected Operating Data for Second Quarter 2020

	As of and for the three months ended
	June 30,	March 31,	June 30,
	2019	2020	2020
In 000’s
Number of customer accounts	576.9	743.3	833.9
Number of customers with deposits	95.0	134.1	167.8

In USD millions
Trading volume	24,370.0	44,109.9	46,755.7
Total account balance	3,557.1	5,493.9	8,283.1

Second Quarter 2020 Financial Results

REVENUES

Total revenues were US$30.1 million, up 121.8% from US$13.6 million in the same quarter of last year.

Commissions were US$18.8 million, up 178.2% from US$6.8 million in the same quarter of last year, driven by an increase in our user base and market activities.

Financing service fees were US$1.7 million, down 10.9% from US$1.9 million in the same quarter of last year, primarily due to a shift in the number of fully disclosed accounts versus consolidated accounts, which generate interest income.

Interest income was US$7.1 million, up 116.2% from US$3.3 million in same period of last year. This was primarily due to the increased number of consolidated account customers and higher margin and securities lending balance compared to the same quarter of last year.

Other revenues were US$2.5 million, up 54.1% from US$1.6 million in the same quarter of last year, primarily due to higher revenue from IPO distribution services.

Interest expense was US$1.9 million, an increase of 87.7% from US$1.0 million in the same quarter of last year, in line with the increase in interest income.

OPERATING COSTS AND EXPENSES

Total operating costs and expenses were US$23.1 million, an increase of 52.4% from US$15.1 million in the same quarter of last year.

Execution and clearing expenses were US$2.9 million, an increase of 391.6% from US$0.6 million in the same quarter of last year, due to an increase in the number of consolidated accounts as well as an increase in trading volume.

Employee compensation and benefits expenses were US$11.3 million, an increase of 39.0% from US$8.1 million in the same quarter of last year. This increase was primarily due to the headcount increase of 33.9% compared to the second quarter of last year.

Occupancy, depreciation, and amortization expenses were US$1.1 million, an increase of 41.9% from US$0.8 million in the same quarter last year, due to the increase in overseas office space and relevant leasehold improvements.

Communication and market data expenses were US$2.1 million, an increase of 21.1% from US$1.7 million in the same quarter last year, due to rapid user growth and expanded market data usage.

Marketing and branding expenses were US$2.9 million, an increase of 47.7% from US$2.0 million in the same quarter last year, in line with higher user growth this quarter.

General and administrative expenses were US$2.8 million, an increase of 43.2% from US$1.9 million in the same quarter last year, primarily due to increased professional services expenses resulting from business expansion.

OPERATING INCOME/LOSS AND NET INCOME/LOSS ATTRIBUTABLE TO UP FINTECH HOLDING LIMITED

Operating income was US$5.1 million, as compared to an operating loss of US$2.6 million in the same quarter of last year. Non-GAAP operating income was US$6.8 million, as compared to a non-GAAP operating loss of US$1.5 million in the same quarter of last year. A reconciliation of non-GAAP financial metrics to the most comparable GAAP metrics is set forth below.

Net income attributable to UP Fintech was US$1.1 million, as compared to a net loss of US$1.9 million in the same quarter of last year. Net income per ADS — diluted was US$0.008, as compared to a net loss per ADS — diluted of US$0.014 in the same quarter of last year.

Non-GAAP net income attributable to UP Fintech, which excludes share-based compensation, was US$2.8 million, as compared to a US$0.8 million non-GAAP net loss attributable to UP Fintech in the same quarter of last year. Non-GAAP net income per ADS — diluted was US$0.020, as compared to a non-GAAP net loss per ADS — diluted of US$0.006 in the same quarter of last year.

For the second quarter of 2020, the Company’s weighted average number of ADSs used in calculating diluted net income per ADS, was 142,783,496. As of June 30, 2020, the Company had a total of 2,114,164,861 Class A and B ordinary shares outstanding, or the equivalent of 140,944,324 ADSs.

CERTAIN BALANCE SHEET ITEMS

As of June 30, 2020, the Company’s cash and cash equivalents and term deposits were US$93.0 million, compared to US$125.0 million as of December 31, 2019.

Conference Call Information

UP Fintech’s management will hold an earnings conference call at 8:00 AM on August 18, 2020, U.S. Eastern Time (8:00 PM on August 18, 2020 Beijing/Hong Kong Time).

Participants may register for the conference call by navigating to http://apac.directeventreg.com/registration/event/4999749 . Once preregistration has been completed, participants will receive dial-in numbers, direct event passcode, and registrant ID. The conference ID is: 4999749.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the passcode followed by your PIN, and you will join the conference instantly.

A telephone replay of the call will be available after the conclusion of the conference call through August 25, 2020.

Dial-in numbers for the replay are as follows:

International: +61-2-8199-0299
Passcode:       4999749

A live and archived webcast of the conference call will be available at https://ir.itiger.com.

Use of non-GAAP Financial Measures

In evaluating our business, we consider and use non-GAAP operating income or loss, non-GAAP net loss or income attributable to UP Fintech Holding Limited and non-GAAP net loss or income per ADS — diluted as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”). We define non-GAAP operating income or loss as total net revenue minus total operating costs and expenses, plus share-based compensation. Non-GAAP net loss or income attributable to UP Fintech Holding Limited is GAAP net loss or income attributable to UP Fintech Holding Limited excluding share-based compensation. Non-GAAP net loss or income per ADS - diluted is non-GAAP net loss or income attributable to UP Fintech Holding Limited divided by weighted average number of diluted ADSs.

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Non-GAAP net loss or income attributable to UP Fintech Holding Limited enables our management to assess our operating results without considering the impact of share-based compensation. We also believe that the use of these non-GAAP financial measures facilitates investors’ assessment of our operating performance.

These non-GAAP financial measures are not defined under GAAP and are not presented in accordance with GAAP. These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expenses that affect our operations. Share-based compensation has been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP net loss or income attributable to UP Fintech Holding Limited. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

These non-GAAP financial measures should not be considered in isolation or construed as alternatives to total operating expenses, net loss attributable to UP Fintech Holding Limited or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review these historical non-GAAP financial measures in light of the most directly comparable GAAP measures. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

About UP Fintech Holding Limited

UP Fintech Holding Limited is a leading online brokerage firm focusing on global Chinese investors. The Company’s proprietary mobile and online trading platform enables investors to trade in equities and other financial instruments on multiple exchanges around the world. The Company offers innovative products and services as well as a superior user experience to customers through its “mobile first” strategy, which enables it to better serve and retain current customers as well as attract new ones. The Company offers customers comprehensive brokerage and value-added services, including trade order placement and execution, margin financing, IPO subscription, ESOP management, investor education, community discussion and customer support. The Company’s proprietary infrastructure and advanced technology are able to support trades across multiple currencies, multiple markets, multiple products, multiple execution venues and multiple clearinghouses.

For more information on the Company, please visit: https://ir.itiger.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “might,” “aim,” “likely to,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements or expressions. Among other statements, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the cooperation with Interactive Brokers LLC and Xiaomi Corporation and its affiliates; the Company’s growth strategies; trends and competition in global financial markets; changes in the Company’s revenues and certain cost or expense accounting policies; the effects of the global COVID-19 pandemic; and governmental policies relating to the Company’s industry and general economic conditions in China and other countries. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. Further information regarding these and other risks is included in the Company’s filings with the SEC.

For investor and media inquiries please contact:

Investor Relations Contact

Clark S. Soucy

UP Fintech Holding Limited

Email: ir@itiger.com

UP FINTECH HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in U.S. dollars (“US$”))

	As of December 31,	As of June 30,
	2019	2020
	US$	US$
Assets:
Cash and cash equivalents	59,408,555	66,154,699
Cash-segregated for regulatory purpose	317,915,092	445,544,425
Term deposits	65,601,207	26,857,267
Receivables from customers (net of allowance of nil and US$213,631 as of December 31, 2019 and June 30, 2020)	106,113,896	371,315,913
Receivables from brokers, dealers, and clearing organizations:
Related party	185,047,211	214,224,350
Others	9,274,205	17,066,455
Financial instruments held, at fair value	14,881,240	18,819,793
Prepaid expenses and other current assets	8,020,192	4,638,337
Amounts due from related parties	3,484,434	3,614,079
Total current assets	769,746,032	1,168,235,318
Non-current assets:
Right-of-use assets	5,732,559	7,205,500
Property, equipment and intangible assets, net	9,535,541	9,352,275
Goodwill	2,421,403	2,421,403
Long-term investments	6,017,219	6,466,493
Other non-current assets	3,045,732	4,335,668
Deferred tax assets	12,561,461	9,643,495
Total non-current assets	39,313,915	39,424,834
Total assets	809,059,947	1,207,660,152
Current liabilities:
Payables to customers	512,481,679	757,791,636
Payables to brokers, dealers and clearing organizations:
Related party	53,774,882	114,585,222
Others	1,355,112	83,319,593
Accrued expenses and other current liabilities	16,881,957	19,044,845
Deferred income-current	697,330	634,453
Lease liabilities-current	2,401,566	2,759,417
Total current liabilities	587,592,526	978,135,166
Deferred income-non-current	1,552,595	1,251,088
Lease liabilities- non-current	3,440,092	4,405,316
Deferred tax liabilities	1,449,000	1,449,000
Total liabilities	594,034,213	985,240,570
Mezzanine equity:
Redeemable non-controlling interest of sponsored fund	3,084,122	7,350,720
Total Mezzanine equity	3,084,122	7,350,720
Shareholders’ equity:
Class A ordinary shares	17,772	17,870
Class B ordinary shares	3,376	3,376
Additional paid-in capital	285,767,622	288,724,078
Statutory reserve	724,008	724,008
Accumulated deficit	(73,704,745)	(69,581,932)
Treasury Stock	—	(2,172,819)
Accumulated other comprehensive loss	(866,421)	(2,645,719)
Total equity	211,941,612	215,068,862
Total liabilities, mezzanine equity and equity	809,059,947	1,207,660,152

UP FINTECH HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(All amounts in U.S. dollars (“US$”), except for number of shares (or ADSs) and per share (or ADS) data)

	For the three months ended			For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2019	2020	2020	2019	2020
	US$	US$	US$	US$	US$
Revenues:
Commissions	6,772,071	14,272,955	18,839,234	13,126,916	33,112,189
Interest related income
Financing service fees	1,911,404	1,636,196	1,702,733	3,997,534	3,338,929
Interest income	3,264,692	4,773,047	7,057,303	3,978,608	11,830,350
Other revenues	1,620,762	2,505,638	2,497,323	2,261,100	5,002,961
Total revenues	13,568,929	23,187,836	30,096,593	23,364,158	53,284,429
Interest expense	(1,015,470)	(954,215)	(1,905,671)	(1,224,191)	(2,859,886)
Total Net Revenues	12,553,459	22,233,621	28,190,922	22,139,967	50,424,543
Operating costs and expenses:
Execution and clearing	(587,927)	(1,824,627)	(2,890,349)	(880,407)	(4,714,976)
Employee compensation and benefits	(8,146,485)	(10,458,234)	(11,324,133)	(15,963,656)	(21,782,367)
Occupancy, depreciation and amortization	(784,006)	(1,160,614)	(1,112,339)	(1,381,483)	(2,272,953)
Communication and market data	(1,742,592)	(1,829,752)	(2,109,820)	(2,933,982)	(3,939,572)
Marketing and branding	(1,954,115)	(2,764,839)	(2,885,653)	(3,866,622)	(5,650,492)
General and administrative	(1,928,528)	(2,291,616)	(2,761,370)	(4,119,629)	(5,052,986)
Total operating costs and expenses	(15,143,653)	(20,329,682)	(23,083,664)	(29,145,779)	(43,413,346)
Other income/(expense):
Others, net	3,048	2,780,680	(123,254)	989,864	2,657,426
(Loss)/income before income tax	(2,587,146)	4,684,619	4,984,004	(6,015,948)	9,668,623
Income tax benefits/(expenses)	627,347	(1,957,732)	(2,419,481)	1,710,660	(4,377,213)
Net (loss)/income	(1,959,799)	2,726,887	2,564,523	(4,305,288)	5,291,410
Less:
Net (loss)/income attributable to redeemable non-controlling interests	(81,348)	(305,715)	1,474,312	447,436	1,168,597
Net (loss)/income attributable to UP Fintech Holding Limited	(1,878,451)	3,032,602	1,090,211	(4,752,724)	4,122,813

Other comprehensive (loss)/ income, net of tax:
Changes in cumulative foreign currency translation adjustment	(264,125)	(3,721,163)	1,941,865	(77,015)	(1,779,298)
Total Comprehensive (loss)/income	(2,223,924)	(994,276)	4,506,388	(4,382,303)	3,512,112

Net (loss)/income per ordinary share:
Basic	(0.001)	0.001	0.001	(0.003)	0.002
Diluted	(0.001)	0.001	0.001	(0.003)	0.002
Net (loss)/income per ADS (1 ADS represents 15 Class A ordinary shares):
Basic	(0.014)	0.021	0.008	(0.051)	0.029
Diluted	(0.014)	0.021	0.008	(0.051)	0.029
Weighted average number of ordinary shares used in calculating net (loss)/income per ordinary share:
Basic	2,037,217,084	2,118,759,654	2,118,493,263	1,388,932,775	2,118,626,461
Diluted	2,037,217,084	2,143,712,304	2,141,752,437	1,388,932,775	2,143,307,674

Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(All amounts in U.S. dollars (“US$”), except for number of ADSs and per ADS data)

	For the three months ended June 30, 2019				For the three months ended March 31, 2020				For the three months ended June 30, 2020
		non-GAAP				non-GAAP				non-GAAP
	GAAP	Adjustment		non-GAAP	GAAP	Adjustment		non-GAAP	GAAP	Adjustment		non-GAAP
	US$	US$		US$	US$	US$		US$	US$	US$		US$
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
(Loss)/Income from operations	(2,590,194)	1,094,022	(1)	(1,496,172)	1,903,939	1,217,014	(1)	3,120,953	5,107,258	1,734,220	(1)	6,841,478

Net (loss)/income attributable to UP Fintech Holding Limited	(1,878,451)	1,094,022		(784,429)	3,032,602	1,217,014		4,249,616	1,090,211	1,734,220		2,824,431

Net (loss)/income per ADS - diluted	(0.014)			(0.006)	0.021			0.030	0.008			0.020
Weighted average number of ADSs used in calculating diluted net (loss)/income per ADS	135,814,472			135,814,472	142,914,154			142,914,154	142,783,496			142,783,496

(1)   Share-based compensation.

Non-GAAP to GAAP reconciling items have no income tax effect.